UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15b - 16 of
The Securities Exchange Act of 1934

For the month of May 2006

AUSTRAL PACIFIC ENERGY LTD.
(Translation of registrant's name into English)

Austral Pacific House, 284, Karori Rd, Wellington 6033 New Zealand
(Address of Principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F   ___X____     Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ___X____ No _______

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

 0-29344

SUBMITTED HEREWITH

Exhibits

99.1	NEWS RELEASE

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Austral Pacific Energy Ltd.
(Registrant)

Date: May 10th, 2006	By:	/s/ David Newman

(Signature)

David Newman
Director

Austral Pacific Updates Operations & Corporate Matters

Wellington, New Zealand – Wednesday 10th May, 2006 -/PRNewswire/ - Austral Pacific Energy Ltd. (TSX-V and NZSX: APX; AMEX: AEN)

Austral Pacific Energy Ltd. today provided updates on a number of operational and corporate matters:

Douglas-1 Exploration Well, PPL 235, Papua New Guinea

As at 07:00 hrs on Wednesday 10th May, 2006 (local time), the Douglas-1 exploration well was at a depth of 1280m. The drilling crew successfully sidetracked the well in 12 1/4” hole to a depth of 486m at which point 9 5/8” casing was run and cemented in place. The well has been deepened in 8 1/2” hole to its current depth of 1280m. Wireline logging over the well’s open hole section has been completed. One of the well’s secondary targets, a sand equivalent to the Stanley sandstone encountered in the Stanley-1 well, has been interpreted as being water saturated. The current operation is running 7” casing. The well is on course to reach its target depth in the next ten days or so.

Participants in PPL 235 are:

Trans Orient Petroleum (PNG) Ltd (a wholly-owned subsidiary of Austral Pacific Energy Ltd.) 35% and operator; and Rift Oil PLC 65%

Cheal Field Development, PEP 38738-01, Onshore Taranaki, New Zealand

The Cheal Field Development Plan has been issued this week to joint venture participants for their approval. It is expected that project construction activities will commence immediately upon receipt of the requisite approvals. The Plan contemplates capital expenditure of $NZ33 million (Austral Pacific share 36.5%) over a six month period to exploit the field through up to 8 wells.

Cardiff Testing, PEP 38738-02, Onshore Taranaki, New Zealand

A plug has been successfully installed between the upper McKee sand and the middle K1A sand. Cement has been placed on top of the plug to ensure a proper seal. Installation of the plug will now enable the upper McKee sand to be tested in isolation. Testing, which is expected to occur in the next week or so, will commence as soon as operations associated with the Brecon 3D seismic survey have been completed in the vicinity of the Cardiff 2A well bore. Undertaking a definitive test on the McKee sand is a key step toward securing Cardiff’s commercial viability.

Brecon 3D Seismic Survey, PEP 38738-01/02, Onshore Taranaki, New Zealand

The Brecon 3D seismic survey is being conducted over the area containing the Cheal and Cardiff discoveries. Acquisition of seismic data has commenced and is anticipated to take about 5 weeks. Following processing of the field data, results from the survey will be available in late July. The interpreted results of the survey will be used to optimize bottom hole locations for the Cheal development wells, and to further define and delineate drilling targets in the permit areas at both the Mt Messenger (Cheal) and Kapuni (Cardiff) levels.

Whaler 2D Seismic Survey, PEP 38258, Offshore Canterbury, New Zealand

The 481km Whaler Marine 2D Seismic Survey finished on April 21, 2006. This seismic survey is designed to infill the existing seismic coverage over the Whaler, Caravel and Coracle Prospects. The data has been sent to a seismic data processing centre for processing.

Corporate Matters

At the May 2, 2006 annual shareholders meeting the shareholders elected Messrs David Newman, Ronald Bertuzzi, Peter Hill, Douglas Ellenor and Rick Webber to the Board of the company. The shareholders also approved the migration of the corporation from Yukon to British Columbia, the creation of a class of preferred shares necessitating new corporate articles and they also approved a 10% rolling stock option plan.

Ends

Web site: www.austral-pacific.com
Email: ir@austral-pacific.com

Phone: Rick Webber, CEO, +64 (4) 495 0880

None of the Exchanges upon which Austral Pacific's securities trade have approved or disapproved the contents hereof. This release includes certain statements that may be deemed to be "forward-looking statements" within the meaning of applicable legislation. Other than statements of historical fact, all statements in this release addressing future production, reserve potential, exploration and development activities and other contingencies are forward-looking statements. Although management believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance, and actual results or developments may differ materially from those in the forward-looking statements, due to factors such as market prices, exploration and development successes, continued availability of capital and financing, and general economic, market, political or business conditions.

See our public filings at www.sedar.com and www.sec.gov/edgar/searchedgar/webusers.htm for further information.